October 23, 2017
VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Avrohom Friedmann, Andrew Mew, Tonya K. Aldave and J. Nolan McWilliams

Re:	Funko, Inc.

Registration Statement on Form S-1

Filed October 6, 2017

File No. 333-220856

Ladies and Gentlemen:

On behalf of our client, Funko, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 2 (“Amendment No. 2”) to the above-captioned Registration Statement on Form S-1 (the “Registration Statement”), which was initially filed with the Commission on October 6, 2017.

Amendment No. 2 reflects certain revisions to the Registration Statement in response to the comment letter from the staff of the Commission (the “Staff”) to Brian Mariotti, the Company’s Chief Executive Officer, dated October 16, 2017. The responses provided herein are based on information provided to Latham & Watkins LLP by the Company. For your convenience, we are also providing five copies of Amendment No. 2, marked to show changes against the Registration Statement, in the traditional non-EDGAR format.

The numbered paragraphs below set forth the Staff’s comments in italics, followed by the Company’s responses. Page numbers in the text of the Company’s responses correspond to page numbers in Amendment No. 2. Unless otherwise indicated, capitalized terms used in this letter have the meanings assigned to them in the Registration Statement.

October 23, 2017

Unaudited Pro Forma Consolidated Financial Information

Unaudited Pro Forma Consolidated Statement of Operations

Notes to Unaudited Pro Forma Consolidated Statement of Operations, page 96

1.	Refer to Note (f) on page 97. We note your disclosure that “[p]ro forma diluted net loss per share is computed by adjusting the net loss available to Class A common stockholders and the weighted-average shares of Class A common stock outstanding to give effect to potentially dilutive securities.” As your disclosure references adjustments to your pro forma net loss per share, it would appear that any adjustments would be anti-dilutive and should be excluded from your computation. Please clarify for us or revise your disclosure accordingly.

Response: In response to the Staff’s comment, the Company has updated its disclosure on pages 104 through 106 of Amendment No. 2 to revise its pro forma financial information and its pro forma net income (loss) per share data calculations. The Company respectfully advises the Staff that potentially dilutive securities were only included in the calculation of diluted net income per share for the year ended December 31, 2016 and not for the calculation of diluted net loss per share for the six months ended June 30, 2017.

We hope the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (212) 906-1281 with any questions or further comments you have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Marc D. Jaffe
Marc D. Jaffe of LATHAM & WATKINS LLP

cc:	(via email)

Brian Mariotti, Chief Executive Officer, Funko, Inc.

Russell Nickel, Chief Financial Officer, Funko, Inc.

Tracy Daw, Senior Vice President, General Counsel and Secretary, Funko, Inc.

Ian D. Schuman, Esq., Latham & Watkins LLP

Benjamin Cohen, Esq., Latham & Watkins LLP

Patrick J. Schultheis, Esq., Wilson Sonsini Goodrich & Rosati, Professional Corporation

Michael Nordtvedt, Esq., Wilson Sonsini Goodrich & Rosati, Professional Corporation

Jeana S. Kim, Esq., Wilson Sonsini Goodrich & Rosati, Professional Corporation

John Duke, Esq., Hogan Lovells US LLP

Adam Brown, Esq., Hogan Lovells US LLP